Exhibit 99.1

Strongbridge Biopharma plc Announces Promotion of Fredric Cohen, M.D.,

to Chief Medical Officer

Dublin, Ireland and Trevose, Pa., November 29, 2016 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global biopharmaceutical company focused on the development and commercialization of novel therapies for rare diseases, today announced the promotion of Fredric Cohen, M.D., to chief medical officer. In this role, Dr. Cohen will continue to lead Strongbridge’s clinical development and regulatory activities for COR-003 (levoketoconazole), the Company’s lead product candidate for endogenous Cushing’s syndrome, and COR-005 (veldoreotide), in development for acromegaly. Dr. Cohen will also be responsible for the Company’s medical affairs. Dr. Cohen will continue to report directly to Matthew Pauls, president and chief executive officer.

“Fred’s depth and breadth of industry and clinical development experience has proven to be a significant asset to the organization. Tremendous unmet needs remain in the diagnosis and treatment of rare diseases, and we are confident in Fred’s ability to lead and execute on the clinical development of both COR-003 and COR-005. As we continue executing against our strategic plan to build a global rare disease Company, we look forward to Fred’s ongoing contributions along with his leadership of our clinical and medical affairs teams,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma.

Dr. Cohen joined Strongbridge in 2015 and has held roles of increasing responsibility, including senior vice president, global research and development, and vice president, clinical research and development. Dr. Cohen is an endocrinologist by training with more than 20 years of drug and business development experience, most recently focused in development and commercialization of rare disease and specialty products. Prior to joining Strongbridge, Dr. Cohen provided strategic and operational counsel to life science companies, actively supporting their development and licensing functions. Prior to that, he served as executive director, clinical pipeline, at Aptalis Pharma, where he was responsible for innovation strategy as well as building and advancing the company’s specialty pharma pipeline. He has also held research and development positions with Johnson & Johnson and Eli Lilly & Company. Dr. Cohen earned his M.D. from Pennsylvania State University College of Medicine and an AB in biology from Franklin and Marshall College.

About Strongbridge Biopharma

Strongbridge Biopharma is a global biopharmaceutical company focused on the development and commercialization of novel therapies for rare diseases. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

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Lindsay Rocco
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The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

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